POINTS INTERNATIONAL LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three months ended March 31, 2018, the 2017 annual MD&A and the 2017 audited annual consolidated financial statements and notes thereto and other recent filings with Canadian and US securities regulatory authorities, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 10, 2018 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross profit and gross margin; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s first quarter 2018 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim MD&A, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Directors in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is the global leader in providing loyalty e-commerce solutions to the loyalty industry. Loyalty programs generate substantial economic benefits and are increasingly seen as strategic marketing and business assets for their parent companies. The Corporation does not compete directly with loyalty programs, but rather acts as a business partner by providing products and services that help make programs more valuable and engaging. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points branded basis.

The Corporation’s products and services are available to numerous loyalty program partners simultaneously through the Loyalty Commerce Platform (“LCP”), which is the backbone of Points’ product and service offerings. The LCP has been designed as an Application Program Interface (“API”) driven transactional platform that provides internal and external product developers easy access to the loyalty industry. The LCP offers a consistent interface for third party developers and loyalty programs that is self-serve capable, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and fraud services. With direct integrations into almost 60 loyalty program partners and access to over 1 billion loyalty program members, the LCP uniquely positions the Corporation to connect third party channels with highly engaged loyalty program members and the broader loyalty market.

The Corporation is directly integrated with and provides e-commerce solutions to leading loyalty programs, including:

· AF-KLM Flying Blue	· Southwest Airlines Rapid Rewards
· Alaska Airlines Mileage Plan	· United Airlines MileagePlus
· American Airlines AAdvantage	· Virgin Atlantic Flying Club
· ANA Mileage Club	· Hilton Honors
· British Airways Executive Club	· Hyatt Gold Passport
· Delta Air Lines SkyMiles	· InterContinental Hotels Group
· JetBlue TrueBlue	· La Quinta Returns
· LATAM Pass KMS	· Starwood Preferred Guest
· Lufthansa’s Miles & More	· Chase Ultimate Rewards
· Saudi Arabian Airlines Alfursan	· Citi ThankYou
· Etihad Guest	· Velocity Frequent Flyer
· Emirates Skywards	· Copa Airlines ConnectMiles

The Corporation’s headquarters are located in Toronto, Canada and its shares are dual listed on the Toronto Stock Exchange as PTS and on the NASDAQ Capital Market as PCOM.

UNDERSTANDING OUR BUSINESS AND THE LOYALTY INDUSTRY

The Corporation has three operating segments which are organized based on how Management views business activities:

Loyalty Currency Retailing:
The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward. Included in this segment are the Corporation’s buy, gift and accelerator products and transfer and reinstate services. These offerings provide loyalty program members the ability to buy loyalty program currency (such as frequent flyer miles or hotel points) for themselves or as gifts to others, perform a transfer of loyalty currency to another member within the same loyalty program or reinstate previously expired loyalty currency.

The Corporation has direct partnerships with over 35 loyalty programs who leverage the Loyalty Currency Retailing services and the functionality offered by the LCP. Loyalty Currency Retailing services provide high margin revenue and profitability to Points’ loyalty programs while increasing member engagement by unlocking the value of loyalty currency in the members accounts.

Revenue in this segment is primarily derived through the online sale or transfer of loyalty currencies direct to loyalty program members at retail rates while purchasing points and miles at wholesale rates. The Corporation may take a principal role in the retailing of loyalty currencies. As part of this principal role, the Corporation has a contractual obligation to fulfill a revenue guarantee to the loyalty program based on the terms of the contract between the Corporation and the loyalty program. Under a principal arrangement, the Corporation will assume credit and/or inventory risk in the form of the revenue guarantee to the loyalty program and will have a substantial level of responsibility with respect to marketing, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal Revenue in the Corporation’s consolidated financial statements. Alternatively, the Corporation may assume an agency role in the retailing and wholesaling of loyalty currencies, where it takes a less active role in the relationship and receives a commission on each transaction. Revenue earned under an agency role is included in Other Partner Revenue in the Corporation’s consolidated financial statements.

Platform Partners:
The Corporation’s Platform Partners segment comprises a broad range of applications that are connected to and enabled by the functionality of the LCP. Loyalty programs, merchants and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels, including loyalty program, co-branded, and 3rd party channels.

Included in Platform Partners are multiple third party managed applications that are enabled by the LCP including the Points Loyalty Wallet, one of the Corporation’s newest services. Revenue in this segment is earned on a commission or set fee basis per transaction or from recurring monthly fixed fees and are predominantly included in Other Partner Revenue in the consolidated financial statements.

Points Travel:
The Points Travel segment connects the world of online travel bookings with the broader loyalty industry and consists of the Corporation’s Points Travel product and its PointsHound product.

In 2014 the Corporation acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service, which today continues to offer consumers the ability to earn loyalty currency from 20 loyalty programs. Leveraging the PointsHound technology, the Corporation developed its Points Travel product, the first white-label travel hotel booking service specifically designed for loyalty programs. Points’ partners with loyalty programs to provide a seamless travel booking experience for loyalty program members and enables the members to earn and redeem their loyalty currency while making hotel and car bookings online. Points Travel offers a rewarding value proposition for loyalty program members as they can earn high levels of points/miles per night for a hotel booking or redeem points/miles in whole or with cash for hotel stays and car rentals.

Revenue in this segment is generated from commissions, which are typically the gross amount charged to end consumers less the wholesale cost of hotel rooms or car rentals, cost of loyalty currencies delivered to the consumers and other directly related costs for online hotel and car rental bookings or redemptions. This revenue is included in Other Partner Revenue in the Corporation’s consolidated financial statements.

The Loyalty Industry
Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for companies that have developed and maintain these loyalty programs. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty program memberships in the US increased from 3.3 billion in 2014 to 3.8 billion in 2016, representing an increase of 15% (source: 2017 Colloquy Loyalty Census Report, June 2017). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

In response to these market changes and customer dynamics, the Corporation has implemented a strategy to leverage its unique position in the global loyalty industry. By continuing to focus on innovation and enhance its LCP, the Corporation aims to advance its Loyalty Currency Retailing segment while also diversifying its revenue streams into areas that match its capabilities and strategy.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars, except	31-Mar-18	31-Mar-17[5]	Variance	Variance
share and per share amounts)			$	%
(unaudited)
Consolidated
Revenue	$89,110	$83,115	5,995	7%
Gross profit[1]	13,516	11,059	2,457	22%
Gross margin[2]	15%	13%
Adjusted operating expenses[3]	8,790	8,176	614	8%
Adjusted EBITDA[4]	4,803	2,900	1,903	66%
Adjusted EBITDA[4] as a % of Gross profit [1]	36%	26%
Total Expenses	86,067	81,889	4,178	5%
Net income	$2,258	$852	1,406	165%
Earnings per share
Basic	$0.16	$0.06	0.10	167%
Diluted	$0.16	$0.06	0.10	167%
Weighted average shares outstanding
Basic	14,474,625	14,869,477	(394,852)	(3%	)
Diluted	14,521,064	14,871,244	(350,180)	(2%	)
Total assets	117,213	95,091	22,122	23%
Total Liabilities	75,724	53,260	22,464	42%
Shareholders’ equity	41,489	41,831	(342)	(1%	)
Loyalty Currency Retailing
Revenue	86,607	80,802	5,805	7%
Gross profit[1]	11,159	8,920	2,239	25%
Adjusted operating expenses[3]	4,710	4,141	569	14%
Adjusted EBITDA[4]	6,526	4,796	1,730	36%
Platform Partners
Revenue	2,037	2,110	(73)	(3%	)
Gross profit[1]	1,903	1,951	(48)	(2%	)
Adjusted operating expenses[3]	2,167	2,450	(283)	(12%	)
Adjusted EBITDA[4]	(264)	(499)	235	47%
Points Travel
Revenue	466	203	263	130%
Gross profit[1]	454	188	266	141%
Adjusted operating expenses[3]	1,913	1,585	328	21%
Adjusted EBITDA[4]	(1,459)	(1,397)	(62)	(4%	)

1 Gross profit is a non-GAAP financial measure and is defined as Total Revenue less Direct Cost of Principal Revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
2 Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
3 Adjusted operating expenses is a non-GAAP financial measure and is defined as Total Expenses less Direct Cost of Principal Revenue, Depreciation and Amortization, Foreign Exchange Loss (Gain) and Stock Based Compensation. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
4 Adjusted EBITDA is a non-GAAP financial measure and is defined as Gross Profitless Adjusted Operating Expenses and Finance Income. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
5 Results as at March 31, 2017 have been restated under IFRS 15.

BUSINESS DEVELOPMENTS AND OUTLOOK

  Total revenue increased 7% to $89,110 in Q1 2018 compared to $83,115 in Q1 2017.
  Gross profit increased $2,457 or 22% to $13,516 in Q1 2018 compared to 11,059 in Q1 2017.
  Adjusted EBITDA increased 66% to $4,803 in Q1 2018 compared to $2,900 in Q1 2017.
  Net income increased $1,406 or 165% to $2,258 in Q1 2018 compared to $852 in Q1 2017.

Financial results for the quarter ended March 31, 2018 were strong, with the Corporation generating quarterly record gross profit and adjusted EBITDA, driven by the strength of the Corporation’s Loyalty Currency Retailing segment. In addition, the Corporation continued to add new partnerships across all three segments in 2018, building on the new business momentum from 2017.

For the year ended 2018, the Corporation expects to generate year over year gross profit growth between 10% and 20%. From a profitability perspective, the Corporation expects to increase full year 2018 adjusted EBITDA between 20% and 40% over 2017 levels.

Loyalty Currency Retailing

Revenue for the Loyalty Currency Retailing segment increased $5,805 or 7%, to $86,607 for the quarter ended March 31, 2018, as compared to Q1 2017, primarily due to organic growth across both principal and agency partnerships. Gross profit increased $2,239 or 25% to $11,159, which was primarily due to organic growth from existing partnerships and the impact of new partnerships added in 2017. Adjusted operating expenses in Q1 2018 increased 14% or $569 compared to Q1 2017, largely due to increased employment costs that were attributed to the segment. The segment continues to generate strong bottom line profitability, with Adjusted EBITDA of $6,526 for the quarter ended March 31, 2018, an increase of 36% over Q1 2017.

From a business development standpoint, the Corporation continues to add new loyalty program partnerships in this segment in 2018. In the second quarter of 2018, the Corporation announced and launched a new long-term partnership with Emirates Skywards, the loyalty program of Emirates Airline. The new partnership gives Emirates Skywards members a new way to Buy, Gift, Transfer and Reinstate Skywards miles, and expands Points’ reach into the growing Middle East market.

Platform Partners

Platform Partners revenue of $2,037 for the quarter ended March 31, 2018 was relatively flat with the prior year quarter, decreasing 3%. In line with revenue, gross profit for the segment decreased 2% to $1,903, compared to $1,951 in Q1 2017. Adjusted operating expenses attributable to this segment decreased by $283, or 12% in Q1 2018 to $2,167 compared to $2,450 in Q1 2017. Overall, the Platform Partners segment generated an Adjusted EBITDA loss of $264 in Q1 2018, an improvement of 47%, or $235 relative to Q1 2017.

Early in the second quarter, Points announced a new partnership with Drop Tank, a leading fuel loyalty technology company, Points will power Marathon Petroleum Company LP’s new rewards program, MakeItCount. MakeItCount members can now earn loyalty currency on fuel and featured non-fuel items, including points in Southwest Airlines Rapid Rewards and La Quinta Returns programs.

Points Travel

Revenue in the Points Travel segment for the quarter ended March 31, 2018 increased 130% to $466 compared to $203 for the similar period in 2017. Correspondingly, gross profit increased 141% to $454 in Q1 2018, compared to $188 in Q1 2017. The growth in revenue and gross profit was reflective of strong transactional growth across existing Points Travel partners, as well as the impact of new partners added in 2017. Transaction growth was driven by increased customer awareness and traffic to Points Travel sites associated with these new products, which are still in the early phases of their growth trajectories.

Adjusted operating expenses for the quarter ended March 31, 2018 increased $328 or 21%, largely due to increased operational costs and increased resourcing relative to the prior year period. As a result, the Adjusted EBITDA loss generated in the segment in Q1 2018 increased by 4%, or $62, to $1,459.

The Corporation continues to focus on adding new loyalty programs to its suite of Points Travel services. In the first quarter of 2018, Points successfully launched Amtrak as a new loyalty partner in this segment, enabling program members the ability to earn Guest Rewards points on hotel and car rental bookings. Just after the first quarter of 2018, the Corporation launched and announced a new partnership with the Singapore Airlines KrisFlyer frequent flyer program. KrisFlyer members are now able to redeem their miles for hotel and car bookings across the globe. In addition, the Corporation launched a new partnership with Air Europa’s SUMA loyalty program in May of 2018, enabling SUMA members the ability to earn and redeem miles when booking hotels.

KEY CHANGES IN FINANCIAL RESULTS COMPARED TO 2017

REVENUE, GROSS PROFIT AND GROSS MARGIN

The Corporation generated consolidated revenue of $89,110 for the three months ended March 31, 2018, an increase of $5,995 or 7% over the first quarter of 2017. The increase in consolidated revenue was primarily driven by organic growth from existing partnerships in the Loyalty Currency Retailing segment, which saw strong consumer response to promotional activities during the quarter with specific partners. Organic revenue growth across all segments in the first quarter, which is defined as the growth in existing partnerships and products that have been in market for at least one year, was approximately 5%.

Consolidated gross profit for the first quarter of 2018 was $13,516, an increase of $2,457 or 22% from the first quarter of 2017. The majority of the year over year increase was generated by the Loyalty Currency Retailing segment. The Corporation also generated increased gross profit in the Points Travel segment in Q1 2018, increasing $266 or 141%, albeit of a small baseline in the prior year quarter. Gross profit from the Platform Partners segment was $1,903 in the first quarter of 2017, a slight decrease of 2% relative to the prior year quarter.

Gross margin for the first quarter of 2018 was 15%, a 2% increase over the same period in 2017 due to the relative mix of partner revenue in the Loyalty Currency Retailing segment and increased gross profit in the Points Travel segment.

Total Expenses and Adjusted Operating Expenses

The Corporation incurred consolidated total expenses, as disclosed in the condensed consolidated interim financial statements, of $86,067 for the first quarter of 2018, an increase of $4,178 or 5% over the comparable prior year period. The majority of this increase was driven by higher direct costs of principal revenue, in line with the increase in principal revenue.

The Corporation incurred consolidated adjusted operating expenses of $8,790 in the first quarter of 2018, an increase of $614 or 8% compared to the first quarter of 2017. The increases were primarily due to increased personnel related expenses across all three segments driven by increased resourcing levels, and to a lesser extent, the impact of a strengthening Canadian dollar relative to the prior year quarter.

Net Income and Adjusted EBITDA

The Corporation generated consolidated net income, of $2,258 for the first quarter of 2018, an increase of $1,406 or 165% compared to the prior year quarter.

The Corporation generated consolidated Adjusted EBITDA of $4,803 during the first quarter of 2018, an increase of $1,903 or 66% compared to the first quarter in 2017. The increase was largely due to increased Adjusted EBITDA in the Loyalty Currency Retailing and Platform Partners segments, partially offset by a decrease in Points Travel Adjusted EBITDA.

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses the Corporation’s consolidated net income and other expenses that do not form part of the segment discussions above.

	For the three months ended
(In thousands of US dollars) (unaudited)	March 31, 2018	March 31, 2017	Variance $	Variance %
Adjusted EBITDA	$4,803	$2,900	1,903	66%
Deduct (add):
Stock based compensation	975	673	302	45%
Depreciation and amortization	866	990	(124)	(13%	)
Foreign exchange loss (gain)	(158)	(6)	(152)	2,533%
Income tax expense	862	391	471	120%
Net income	$2,258	$852	1,406	165%

Stock based compensation

The Corporation incurs certain employment related expenses that are settled in equity-based instruments. During the first quarter of 2018, stock based compensation expense was $975, an increase of $302 or 45% over the same period in 2017. The increase in stock based compensation expense reflects a higher number of Restricted Share Units allocated during the period due to employee bonuses, relative to the prior year quarter.

Depreciation and amortization

Depreciation and amortization expense in the first quarter of 2018 decreased $124, or 13% to $866, from the first quarter of 2017. The decrease from the prior year periods was due to certain intangible assets becoming fully amortized during the year ended 2017, leading to less amortization recognized in the current quarter.

Foreign exchange loss (gain)

The Corporation is exposed to Foreign Exchange (“FX”) risk as a result of transactions in currencies other than its functional currency, the US dollar. FX gains and losses arise from the translation of the Corporation’s balance sheet, revenue and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar monetary balance sheet accounts are translated at the period-end FX rate. The net effect after translating the balance sheet accounts is recorded in the condensed consolidated interim statement of comprehensive income for the period.

The majority of the Corporation’s revenues in the first quarter of 2018 were transacted in US dollars and EUROs. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO. Adjusted operating expenses are incurred predominantly in Canadian dollars, exposing the Corporation to FX risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to approximately one year to reduce the foreign exchange risk with respect to the Canadian dollar. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended March 31, 2018, the Corporation reclassified a gain of $126, net of tax, from other comprehensive income into net income (2017 - reclassified gain of $52, net of tax, from other comprehensive loss into net income). The cash flow hedges were effective for accounting purposes during the three months ended March 31, 2018. Realized gains from the Corporation’s hedging activities, in 2018, were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

For the quarter ended March 31, 2018, the Corporation recorded a foreign exchange gain of $158 compared with a foreign exchange gain of $6 in the first quarter of 2017. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income tax expense

The Corporation is subject to income tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $862 for the quarter ended March 31, 2018 compared to $391 in the prior year quarter. This increase is mainly due to the higher net income recognized by the Corporation in the first quarter of 2018, as compared to the prior year quarter.

Net income and earnings per share

	For the three months ended
(In thousands of US dollars,
except per share amounts)	March 31,	March 31,		%
(unaudited)	2018	2017	$ Variance	Variance
Net income	$2,258	$852	1,406	165%
Earnings per share
Basic	$0.16	$0.06	0.10	167%
Diluted	$0.16	$0.06	0.10	167%

The Corporation reported net income of $2,258 for the quarter ended March 31, 2018 compared with net income of $852 for the quarter ended March 31, 2017. This increase was largely due to the increase in revenue and Gross Profit in the current period.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 14,474,625 common shares for the quarter ended March 31, 2018, compared with 14,869,477 common shares for the quarter ended March 31, 2017. The Corporation reported basic earnings per share and diluted earnings per share of $0.16 for the first quarter of 2018 compared to $0.06 basic earnings per share and diluted earnings per share for in the first quarter of 2017.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	March 31,	December 31,	$	%
(In thousands of US dollars)(unaudited)	2018	2017	Variance	Variance
Cash and cash equivalents	$70,776	$63,514	7,262	11%
Restricted cash	500	500	-	-
Funds receivable from payment processors	6,557	15,229	(8,672)	(57%	)
Total funds available	$77,833	79,243	(1,410)	(2%	)

Total current assets	$87,386	$89,404	(2,018)	(2%	)
Total current liabilities	75,246	75,660	(414)	(1%	)
WORKING CAPITAL[1]	$12,140	$13,744	(1,604)	(12%	)

1 Working Capital is a Non-GAAP financial measure. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.

The Corporation’s financial strength is reflected in its balance sheet. As at March 31, 2018, the Corporation continues to remain debt free with total funds available of $77,833. The Corporation’s working capital was $12,140 at March 31, 2018 compared to working capital of $13,744 as at December 31, 2017. Consistent with the prior years, working capital continues to be positive. The Corporation has been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, and purchases of shares under the Corporation’s Normal Course Issuer Bid (“NCIB”).

As at March 31, 2018, the following two credit facilities are available through its principal banker until May 31, 2018. The first facility is a revolving operating facility in the amount of $8,500 at an interest rate range of 0.35% to 0.75% per annum over the bank base rate. The second facility is a term loan facility of $5,000 to be used solely for the purpose of financing the cash consideration relating to acquisitions made by the Corporation, at an interest rate range of 0.40% to 0.80% per annum over the bank base rate. There have been no borrowings to date under these facilities. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities during the three months ended March 31, 2018.

Sources and Uses of Cash

	For the three months ended

(In thousands of	US	March 31,
dollars) (unaudited)	March 31, 2018	2017	$ Variance	% Variance
Operating activities	$12,541	$(3,056)	15,597	510%
Investing activities	(611)	(563)	(48)	9%
Financing activities	(4,248)	(70)	(4,178)	5,969%
Effects of exchange rates	(420)	(169)	(251)	149%
Change in cash and cash equivalents	$7,262	$(3,858)	11,120	288%

Operating Activities

Cash flows from operating activities, which increased in the quarter ended March 31, 2018 compared to the prior year quarter, are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. In the first quarter of 2018, the Corporation experienced an increase in cash from operating activities compared to the prior year quarter primarily due to increased revenue, the timing of payments to loyalty program partners, and the timing of receipts from the Corporation’s payment processors.

Investing Activities

Cash used in investing activities during the first quarter of 2018 included cash used for internally developed intangible assets and the purchase of property and equipment. Development efforts in the first quarter included developing new integration capabilities of the LCP and the advancement of the Platform Partners segment.

Financing Activities

Cash flows used in financing activities during the first quarter of 2018 were primarily related to purchases of shares under the Corporation’s NCIB in the amount of $1,444 and additional purchases for shares held in trust to fulfill the Corporation’s obligations related to its employee share unit plan totalling $2,804.

Contractual Obligations and Commitments

	Total	Year 1 (3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$9,338	$2,116	$1,982	$1,894	$1,841	$1,505
Principal revenue(2)	276,120	128,899	141,988	5,233	-	-
	$285,458	$131,015	$143,970	$7,127	$1,841	$1,505

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(3) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the principal revenue disclosure above.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, the Corporation would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded an asset of $2,650 due to reward currencies acquired as a result of a revenue guarantee shortfall in prior years.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	March 31,	December 31,
(In thousands of US dollars) (unaudited)	2018	2017
Cash and cash equivalents	$70,776	$63,514
Restricted cash	500	500
Funds receivable from payment processors	6,557	15,229
Accounts receivable	7,261	7,741
Prepaid expenses and other assets	2,292	2,420
Total current assets	$87,386	$89,404
Property and equipment	2,221	2,128
Intangible assets	14,917	15,265
Goodwill	7,130	7,130
Deferred tax assets	2,909	2,557
Other assets	2,650	2,661
Total non-current assets	$29,827	$29,741

Accounts payable and accrued liabilities	$7,805	$7,998
Income taxes payable	608	695
Payable to loyalty program partners	65,345	65,567
Current portion of other liabilities	1,488	1,400
Total current liabilities	$75,246	$75,660
Other liabilities	478	538
Total non-current liabilities	$478	$538
Total shareholders’ equity	$41,489	$42,947

Cash and cash equivalents

The Corporation’s cash and cash equivalents balance increased $7,262 in the first quarter of 2018 compared to the end of 2017. The increase in cash and cash equivalents was due to changes in working capital balances, which was partially offset by cash outflows related to increased investment in property and equipment and intangible assets, corporate income tax payments and purchases of share capital held in trust and under the NCIB.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $8,672 compared to the end of 2017, which is attributable to the timing of promotional activities at the end the quarter. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the period when the receivable balances have not been settled in cash by payment processors.

Accounts receivable

The Corporation’s accounts receivable balance decreased $480 compared to the end of 2017 primarily due to business activities with a certain loyalty program partner and decreased revenue in the Platform Partners segment. The Corporation is confident that the full amount of the outstanding accounts receivable balance will be collected.

Accounts payable and accrued liabilities

The Corporation’s accounts payable and accrued liabilities balance decreased $193 compared to the end of 2017, and is primarily due to the timing of payments including the Corporation’s annual employee incentives.

Income taxes payable

The Corporation’s income taxes payable decreased by $87 compared to the end of 2017 due to the timing of corporate income tax payments made to tax authorities.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners decreased $222 compared to the end of 2017, which is primarily attributable to the timing of payments made to loyalty partners. The Corporation will typically remit funds to loyalty program partners approximately 30 days after the month of loyalty currency sales.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 221,890 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at November 8, 2017 (exercise price in CAD$).

Security Type	Month of Expiry	Number	Exercise Price
Option	May 31, 2018	116,820	15.94
Option	March 17, 2019	105,070	30.84
Total		221,890

OUTSTANDING SHARE DATA

As of May 10, 2018, the Corporation has 14,427,987 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 612,976 common shares. The options have exercise prices ranging from $9.89 to $30.84 with a weighted average exercise price of $16.00. The expiration dates of the options range up to August 22, 2021.

The following table lists the common shares issued and outstanding as at May 10, 2018 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	14,427,987
Convertible Securities: Share options	612,976	CAD$ 9,809,641
Common Shares Issued & Potentially Issuable	15,040,963	CAD$ 9,809,641
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	916,884

(1)    “ESOP” is defined as the Employee Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)
Three month period ended	Total		Basic earnings	Diluted earnings
	Revenue[1]	Net income	per share	per share
March 31, 2018	$ 89,110	$ 2,258	$ 0.16	$ 0.16
December 31, 2017	88,131	1,191	0.08	0.08
September 30, 2017	91,590	605	0.04	0.04
June 30, 2017	85,807	732	0.05	0.05
March 31, 2017	83,115	852	0.06	0.06
December 31, 2016	81,955	(3,674)	(0.24)	(0.24)
September 30, 2016	82,442	335	0.02	0.02
June 30, 2016	83,864	931	0.06	0.06
March 31, 2016	73,560	893	0.06	0.06
December 31, 2015	80,228	961	0.06	0.06
September 30, 2015	81,133	768	0.05	0.05
March 31, 2015	67,117	1,715	0.11	0.11

1 2017 revenues have been restated due to the impacts of IFRS 15. Revenues prior to the year ended 2017 were not restated by the Corporation.

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. The Corporation’s revenues are primarily impacted by retention of existing partnerships and products, new partnerships and products launched during the year, and the level and type of promotional activity offered to loyalty program members during the year. In the absence of any new partner or products launched, quarterly revenues will be impacted by the level of marketing and promotional activity carried out with loyalty program members which will vary quarter over quarter.

Through the addition of new partnerships year after year, the Corporation has been able to generate increased revenues on a consistent basis. In addition, the Corporation has been able to grow revenues with existing partnerships year over year as it improves its direct marketing and data analytics capabilities and enhances the functionality of the LCP and associated products. Revenue growth has also come from the ability to sell additional loyalty products and services to existing partners.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and consolidated financial statements for the year ended December 31, 2017. The preparation of the consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

In the current quarter, the Corporation has adopted the following new standards and amendments to existing standards

•	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective January 1, 2018, the Corporation adopted the new standard and its amendments using the full retrospective transition method. As a result, all comparative information in these financial statements has been restated. The accounting policies set out in note 3(b) have been applied in preparing the condensed consolidated interim financial statements as at and for the three months ended March 31, 2018, and the comparative information presented in these condensed consolidated interim financial statements as at and for the three months ended March 31, 2017.

The application of IFRS 15 did not result in adjustments to the statement of financial position at January 1, 2017 or December 31, 2017, nor did it impact cash flow totals from operating, investing or financing activities. Certain adjustments were identified with respect to the classification and presentation of revenue and expenses which are summarized below:

Certain revenues previously classified as net are recognized as gross under IFRS 15. In determining whether the Corporation acts as a principal or an agent for each respective product and business line, the Corporation identified the specified good or service in the contract and then evaluated whether the Corporation controls that good or service before it is transferred to the customer. Factors considered in making the determination include whether the Corporation is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk and/or has discretion in establishing the prices for the specified goods and services provided. Through this analysis, Management has concluded that:

•

The Corporation acts as principal for certain buy/gift transactions relating to loyalty partners where it was determined that the Corporation obtains control of the loyalty currency. The Corporation also acts as a principal in the delivery of certain services, including transfer, reinstate, hosting and website development services provided to loyalty partners.

•

The Corporation acts as an agent for certain buy/gift transactions relating to loyalty partners where it was determined that the Corporation does not obtain control of the underlying loyalty currency. In addition, the Corporation acts as an agent for all of the Platform Partners offerings along with the Points travel products.

Under IFRS 15, the Corporation reclassified Interest Revenue earned on funds held as part of the sales process that does not represent revenue from contracts with customers to a separate line item called Finance Income. This amount will remain a part of the Corporation’s Adjusted EBITDA calculation (see note 4).

Under IFRS 15, the Corporation has reclassified losses arising on certain Points Travel promotional offers, from marketing expenses to revenue. The reclassified amount represents the transaction price that the Corporation is entitled to in exchange for the services provided. There was no impact of this adjustment during the three months ended March 31, 2017.

•	IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 supersedes IAS 39 Financial Instruments Recognition and Measurement. The standard set out revised guidance for classifying and measuring financial instruments, introduced a new expected credit loss model for calculating impairment of financial assets and includes new guidance for the application of hedge accounting. The standard also requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, that the adjustment to the amortized cost of the financial liability is recognized in profit or loss. The Corporation has adopted IFRS 9 on a retrospective basis without restating comparative periods as it was not possible to do so without the use of hindsight.

The standard does not have an impact on the Corporation’s results and may allow for simplified effectiveness testing going forward. The Corporation has determined that there is no effect on the current or prior year financial statements with regards to the adoption of IFRS 9. Please refer to note 3(c) for the Corporation’s revised financial instrument policy The Corporation also adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2018. These changes did not have a material impact on our financial results.

•	IFRS 2, Share-based Payment; and
•	IFRIC Interpretation 22, Foreign Currency Translation and Advance Consideration

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by Corporation and could have an impact on future periods.

•	IFRS 16, Leases (effective January 1, 2019).

This new standard is described in detail in the Corporation’s 2017 audited consolidated financial statements. The Corporation continues to assess the impact of this standard on its consolidated financial statements and the Corporation is progressing with its implementation of this standard. As at the date of these condensed consolidated interim financial statements, there have been no significant changes to the disclosure related to the implementation of this standard that was included in the Corporation’s 2017 audited financial statements.

PERFORMANCE INDICATORS AND NON-GAAP FINANCIAL MEASURES

REVENUE, DIRECT COSTS OF REVENUE AND GROSS PROFIT

The Corporation’s revenue is primarily generated by transacting points and/or miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income.

Principal Revenue:
Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from loyalty program partners at wholesale rates and resells them directly to consumers. The Corporation has a substantial level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk.

Other Partner Revenue:
Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currencies for loyalty program partners and other revenue received from partners which is not transactional in nature. The Corporation also earns Other Partner Revenue through commissions, per transaction charges, and recurring fixed fees from the products and services it provides through its Platform Partners segment and commission for online bookings or redemptions of hotel accommodations or car rentals through its Points Travel segment.

Gross profit, defined by management as total revenues less direct costs of revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross profit is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross profit generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred to generate principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

Revenue and gross profit growth is dependent on various factors, including the timing and size of promotional campaigns that are placed in market by the Corporation, the growth in loyalty program partner’s membership base, and the effectiveness of merchandising and marketing efforts and channels initiated by the Corporation to generate incremental revenues.

Reconciliation of Revenue to Gross Profit

	For the three months
	ended

(In thousands of US dollars)	March 31,		March 31,
(unaudited)	2018		2017[1]
		$
Revenue	$89,110		83,115
Less:
Direct cost of principal revenue	75,594		72,056
		$
Gross profit	$13,516		11,059

1Results as at March 31, 2017 have been restated under IFRS 15.

ADJUSTED OPERATING EXPENSES

Adjusted operating expenses is a non-GAAP financial measure, which is defined as Employment Costs, Marketing and Communications, Technology Services and Operating Expenses, excluding equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash based expenditures. The closest GAAP measure is Total Expenses in the consolidated financial statements and the reconciliation from Total Expenses to Adjusted Operating Expenses is shown below.

Reconciliation of Total Expenses to Adjusted Operating Expenses

	For the three months
	ended

(In thousands of US	March 31,		March 31,
dollars)(unaudited)	2018		2017
		$
Total Expenses	$86,067		81,889
Subtract (add):
Direct cost of principal revenue	75,594		72,056
Depreciation and amortization	866		990
Foreign exchange gain	(158)		(6)
Stock-based compensation	975		673
Adjusted Operating Expenses	$8,790		$8,176

ADJUSTED EBITDA AND ADJUSTED EBITDA AS A PERCENTAGE OF GROSS PROFIT

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, depreciation and amortization, share-based compensation, impairment charges and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Adjusted EBITDA as a percentage of gross profit is viewed by management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded operating costs and strategic investments.

Reconciliation of Net Income to Adjusted EBITDA

	For the three
	months ended

(In thousands of US dollars)	March 31,		March 31,
(unaudited)	2018		2017
		$
Net income	$2,258		852
Income tax expense	862		391
Depreciation and amortization	866		990
Foreign exchange gain	(158)		(6)
Stock-based compensation	975		673
Adjusted EBITDA	$4,803		$2,900

WORKING CAPITAL

Management defines Working Capital as total current assets less total current liabilities. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Working Capital’ therefore it may not be comparable to similar measures presented by other issuers.